October 30, 2006

VIA EDGAR CORRESPONDENCE

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C., 20549

Re:	National Penn Bancshares, Inc.
Form 10-K For Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-22537-01

Dear Mr. Cline:

In accordance with our telephone conversation with Margaret Fitzgerald on October 27, 2006, we submit the following response to the comment in your October 26, 2006 letter.

SEC Comment: Statement of Income, page 55

1. Please refer to prior comment 1. Please represent to us that in your presentation of your five year historical selected financial data, you will separately present your total net income and net income from continuing operations, and the related per share amounts, in order to emphasize the significance of the contribution of your discontinued operations to your earnings per share.

Response:

We hereby represent to the Securities and Exchange Commission that in our presentation of our five-year historical selected financial data, beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, we will separately present our total net income and net income from continuing operations, and the related per share amounts, in order to emphasize the significance of the contribution of our discontinued operations to our earnings per share.

As requested in your October 26, 2006 letter, we are attaching a draft of the proposed revisions to be included in our future filings.

Page Two
October 30, 2006

National Penn Bancshares, Inc. acknowledges that:

•	National Penn is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	National Penn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our understanding is that this response will fully resolve the SEC staff’s comments that we have received on our Annual Report on Form 10-K for 2005. Thank you for working with us to resolve these comments.

If you have any questions or require anything further, please contact me at 610-369-6341 or Michelle Debkowski at 610-360-6461.

Respectfully,

/s/ Gary L. Rhoads
Gary L. Rhoads
Group Executive Vice President and
Chief Financial Officer

GLR:mhd
Attachment

cc: Margaret Fitzgerald

Item 6. SELECTED FINANCIAL DATA
Five-Year Statistical Summary
(dollars in thousands, except per share data)

Year Ended	2006		2005	2004	2003	2002
BALANCE SHEET (1)
Total assets			$4,600,609	$4,478,793	$3,512,574	$2,858,262
Total deposits			3,309,046	3,143,193	2,435,296	1,925,964
Loans and Leases, net (2)			2,993,744	2,816,849	2,221,434	1,744,829
Total investment securities			1,091,714	1,189,803	934,375	650,930
Total shareholders’ equity			444,888	428,125	317,813	222,360
Book value per share (3)			10.26	9.93	8.38	6.55
Percent shareholders’ equity to assets			9.67%	9.56%	9.05%	7.78%

Trust and other assets under management			1,651,322	1,284,264	1,038,756	778,246

EARNINGS (1), (4)
Total interest income			$242,586	$198,775	$165,648	$163,178
Total interest expense			93,937	60,493	51,099	61,098
Net interest income			148,649	138,282	114,549	102,080
Provision for loan and lease losses			3,200	4,800	9,371	13,585
Net interest income after provision for
Loan and lease losses			145,449	133,482	105,178	88,495
Other income			57,016	46,774	41,285	36,550
Other expenses			123,103	117,491	103,033	82,268
Income before income taxes			79,362	62,765	43,430	42,777
Income taxes			19,607	14,851	8,697	8,603
Net income from continuing operations			59,755	47,914	34,733	34,174
Net income from discontinued operations			-	-	8,621	2,060
Net income			$59,755	$47,914	$43,354	$36,234

Cash dividends paid			$27,973	$25,199	$21,234	$17,664
Dividend payout ratio			46.81%	52.59%	48.98%	48.75%
Return on average assets			1.31%	1.20%	1.34%	1.30%
Return on average shareholders’ equity			13.7%	13.2%	16.2%	17.4%

PER SHARE DATA (3)
Per Share of Common Stock-BASIC
Income from continuing operations			$$1.38	$1.17	$0.93	$1.00
Discontinued operations		-	-	-	0.24	0.06
Net Income	$		$1.38	$1.17	$1.17	$1.06
Per Share of Common Stock-DILUTED
Income from continuing operations			$$1.36	$1.15	$0.91	$0.99
Discontinued operations		-	-	-	0.23	0.06
Net Income	$		$1.36	$1.15	$1.14	$1.05

Dividends paid in cash			0.645	0.621	0.574	0.517
Dividends paid in stock		3%	5-for-4	5-for-4	5%	5%
stock split				stock split
SHAREHOLDERS AND STAFF
Average shares outstanding-basic *			43,328,813	40,797,270	37,207,715	34,088,596
Average shares outstanding-diluted *			44,048,486	41,689,071	38,142,224	34,535,890
Shareholders of record			4,374	4,316	3,684	3,346
Staff - Full-time equivalents			1,141	1,098	940	840

(1)	Balances have been adjusted for the sale in 2003 of Panasia Bank. N.A. which is being presented as discontinued operations.
(2)	Includes loans held for sale.
(3)	Adjusted to reflect five-for-four stock splits in 2005 and 2004, a 3% stock dividend in 2006 and a 5% stock dividend in 2003 and 2002.
(4)
Results of operations are included for the Peoples First, Inc. acquisition for the period July 1, 2004 through December 31, 2004, HomeTowne Heritage Bank for the period December 12, 2003 through December 31, 2003 and the FirstService Bank for the period February 25, 2003 through December 31, 2003.

  NOTE: For presentation purposes only - not yet restated for 3% stock dividend issued 9/30/06.